ACQUISITION OF OPPENHEIMER VALUE STOCK FUND

On July 25, 1997, Oppenheimer Disciplined Value Fund acquired all the net assets of Oppenheimer Value Stock, pursuant to an agreement and plan of reorganization approved by the Oppenheimer Value Stock Fund shareholders on July 21, 1997. The Fund issued 7,652,373, 2,351,076 and 150,017 shares of beneficial interest for Class A, Class B and Class C, respectively, valued at $178,988,994, $55,109,219, and $3,478,897, in exchange for the net assets, resulting in combined Class A net assets of $356,598,856, Class B net assets of $74,391,341 and Class C net assets of $8,707,171 on July 25, 1997. The net assets acquired included net unrealized appreciation of $79,130,574. The exchange qualified as a tax-free reorganization for federal income tax purposes.